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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company (Issuer))

Methode Electronics, Inc.
(Names of Filing Persons (Issuer))

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
 James W. Ashley, Jr.
Lord, Bissell & Brook
115 South LaSalle Street
Chicago, Illinois 60603
(312) 443-0700

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*
A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        Methode Electronics, Inc. has announced its plans to commence a tender offer for all of its outstanding shares of Class B common stock. In connection with that tender offer, the following press release is for informational purposes only and is not an offer to buy or the solicitation of any offer to sell any shares. Upon commencement of such an offer by Methode, Methode will file with the Securities and Exchange Commission a Schedule TO, including an offer to purchase, letter of transmittal and other related documents. Class B common stockholders of Methode are strongly encouraged to read these materials when they become available because they will contain important information about the terms and conditions of the offer. Such materials will be mailed to Methode's Class B common stockholders and may be obtained free of charge at the Securities and Exchange Commission's website at www.sec.gov and at Methode's website at www.methode.com. Stockholders may also obtain, without charge, copies of the offering materials by directing requests to Methode's Investor Relations Department.

News Release

For:	Methode Electronics, Inc.	Contact:	Joey Iske
	7401 West Wilson Avenue		Director of Investor Relations
	Chicago, IL 60706		708-457-4060 jiske@methode.com

Methode Electronics, Inc. Adjourns Special Meeting of Eligible Class A Stockholders

        CHICAGO, July 10, 2003—Methode Electronics, Inc. (Nasdaq: METHA) announced today that it has adjourned its special meeting of eligible Class A stockholders. Mr. William T. Jensen, Chairman of Methode Electronics, called the meeting to order at 10:00 A.M. and immediately adjourned, to reconvene on July 24, 2003 at 10:00 A.M.

        This adjournment relates to the unsolicited cash tender offer for Methode's outstanding Class B common stock by Dura Automotive Systems, Inc.

About Methode Electronics

        Methode Electronics, Inc. is a global manufacturer of component and subsystem devices. Methode designs, manufactures and markets devices employing electrical, electronic, wireless, sensing and optical technologies. Methode's components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets. Further information can be found at Methode's website http://www.methode.com.

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Methode Electronics, Inc. Adjourns Special Meeting of Eligible Class A Stockholders